SEC Mail Processing

DEC 0 1 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
CNY48,000,000
2.50 per cent. Notes due 1 December 2025
Series No.: 1202-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 27 November 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of CNY48,000,000 2.50 per cent. Notes due 1 December 2025 (Series No.: 1202-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 27 November 2020 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 27 November 2020, the ADB entered into a Terms Agreement, filed herewith, with Merrill Lynch International (the "Manager"), pursuant to which

ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating CNY48,000,000 for an issue price of 100 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 1 December 2020. The Manager proposes to offer all the Notes to the public at the public offering price of 100 per cent. of the principal amount.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 5 and 9, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100%	0.00%	100%
Total	CNY48,000,000	CNY0.00	CNY48,000,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees..	U.S.$25,000*
Listing Fees (Luxembourg)	U.S.$2,075*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

   (a) (i) Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

     (ii) Pricing Supplement dated 27 November 2020.

   (b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

   (c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

     (ii) Terms Agreement dated 27 November 2020.

   (d) (i) Information Statement dated 24 April 2020, previously filed under a report of the ADB dated 24 April 2020.

     (ii) Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1202-00-2

CNY48,000,000 2.50 per cent. Notes due 1 December 2025

Issue price: 100 per cent.

Manager

BofA Securities

The date of this Pricing Supplement is 27 November 2020.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of CNY48,000,000 2.50 per cent. Notes due 1 December 2025 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 15 June 2020.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

Purchasers of the Notes should note that the Renminbi is not a freely convertible currency. Subject to Condition 7(i) as amended by paragraph 3(iv) of this Pricing Supplement, all payments in respect of the Notes will be made solely by transfer to a Renminbi bank account maintained in Hong Kong in accordance with prevailing rules and regulations, and ADB cannot be required to make payment by any other means (including in currency or by transfer to a bank account in the mainland People's Republic of China). In addition, there can be no assurance that access to Renminbi funds for the purposes of making payments on the Notes or generally may not remain or become restricted.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

0042509-0000657 HK01: 2001314757.7

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1202-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	Renminbi ("CNY")*

*Purchasers of the Notes should note that the Renminbi is not a freely convertible currency. Subject to Condition 7(i) as amended by paragraph 3(iv) of this Pricing Supplement, all payments in respect of the Notes will be made solely by transfer to a Renminbi bank account maintained in Hong Kong in accordance with prevailing rules and regulations, and ADB cannot be required to make payment by any other means (including in currency or by transfer to a bank account in the mainland People's Republic of China). In addition, there can be no assurance that access to Renminbi funds for the purposes of making payments on the Notes or generally may not remain or become restricted.

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

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(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Applicable.

Condition 7(i) shall be replaced in its entirety with the following:

"If the Specified Currency is no longer used by the government of the PRC for the payment of public and private debts or no longer used for settlement of transactions by public institutions in the PRC or within the international banking community, or in the reasonable opinion of the Calculation Agent, if such Specified Currency is otherwise not expected to be available to ADB, when any payment on the Notes is due, as a result of circumstances beyond the control of ADB, then ADB shall be entitled to satisfy its obligations to holders of Notes in respect of such payment by making such payment in U.S. dollars on the basis of the Spot Rate on the second Business Day prior to such payment (the "Determination Date") or, if such rate is not available on the Determination Date, on the basis of the Spot Rate most recently available prior to such Determination Date, as determined by the Calculation Agent. Any payment made by ADB under such circumstances in U.S. dollars, will constitute valid payment, and will not constitute a default in respect of the Notes.

For the purpose of Condition 7(i), the following definitions apply:

"Business Day" means a day (other than a Saturday or Sunday) on which commercial banks are open for general business (including dealings in foreign exchange) in Hong Kong and New York;

"Calculation Agent" means Citibank, N.A.;

"PRC" means the mainland People's Republic of China; and

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"Spot Rate" means:

(a) the CNY/U.S. Dollar official fixing rate, expressed as the amount of CNY per one U.S. dollar for settlement in two business days, as reported by the Treasury Markets Association which appears on Reuters page <CNHFIX01> at or around 11:15 a.m. (Hong Kong time); or

(b) if such rate is not available, the Calculation Agent will determine the Spot Rate at or around 11:00 a.m. (Hong Kong time) on the Determination Date as the most recently available CNY/U.S. Dollar official fixing rate for settlement in two business days as reported by The State Administration of Foreign Exchange of the PRC (which is reported on the Reuters Screen Page CNY=SAEC).

Reference to a page on the Reuters Screen means the display page so designated on the Reuters Monitor Money Rates Service (or any successor service) or such other page as may replace that page for the purpose of displaying a comparable currency exchange rate."

4.	Aggregate Nominal Amount:		CNY48,000,000.
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	CNY48,000,000.
6.	Specified Denominations (Condition 1(a)):		CNY500,000.
7.	(i)	Issue Date (Condition 5(d)):	1 December 2020.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		1 December 2025, adjusted in accordance with the Modified Following Business Day Convention.

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9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i) Rate(s) of Interest:	2.50 per cent. per annum, payable annually in arrear.
	(ii) Interest Payment Date(s):	1 December of each year, commencing on 1 December 2021, up to and including the Maturity Date, adjusted in accordance with the Modified Following Business Day Convention.
	(iii) Fixed Coupon Amount(s):	Each Fixed Coupon Amount per Specified Denomination on each Interest Payment Date shall be calculated by multiplying the product of the Rate of Interest and the Specified Denomination by the Day Count Fraction and rounding the resultant figure to the nearest CNY0.01, with CNY0.005 being rounded upwards.
	(iv) Broken Amount(s):	Not applicable.
	(v) Relevant Financial Center:	Hong Kong.
	(vi) Additional Business Center(s) (Condition 5(d)):	Beijing, London and New York.

6

(vii)	Day Count Fraction (Condition 5(d)):		Actual/365 (Fixed), adjusted.
(viii)	Determination Date(s):		Not applicable.
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:		The Calculation Period shall be adjusted in accordance with the Business Day Convention specified below in paragraph 16(x) below.

The last paragraph of Condition 5(a) shall be replaced in its entirety by the following:

"Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

	(x)	Business Day Convention	Modified Following Business Day Convention.
17.	Floating Rate Note Provisions (Condition 5(b)):		Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):		Not applicable.
19.	Index-Linked Interest Note Provisions:		Not applicable.
20.	Dual Currency Note Provisions:		Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.
22.	Put Option (Condition 6(f)):		Not applicable.
23.	Final Redemption Amount:		Aggregate Nominal Amount.
	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

7

	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:		Registered Notes.
	Definitive Registered Notes:		Registered Global Note available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):		Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:		Not applicable.
28.	Details relating to Installment Notes:		Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:		Not applicable.
30.	Consolidation provisions:		Not applicable.
31.	Other terms or special conditions:		Not applicable.

8

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.00 per cent.

33. If non-syndicated, name of Dealer: Merrill Lynch International.

34. Additional selling restrictions: The following paragraphs shall be deemed to replace the sections in their entirety as set out under the headings "United Kingdom", "People's Republic of China", "Japan", "Hong Kong" and "Singapore" in the section entitled "Plan of Distribution" in the Prospectus:

United Kingdom

The Manager has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

0042509-0000657 HKO1: 2001314757.7

People's Republic of China

The Manager has represented and agreed that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the mainland People's Republic of China, except as permitted by the securities laws of the mainland People's Republic of China.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; "FIEA"), and the Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

The Manager has represented and agreed that:

(a)   it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap.

10

571) (the "SFO") of Hong Kong and any rules made under the SFO; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) (the "C(WUMP)O") of Hong Kong or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

(b)   it has not issued or had in its possession for the purpose of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO and any rules made under the SFO.

Singapore

The Manager has agreed that it understands that the Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (the "MAS"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time (the "SFA"),

11

Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

The Notes may only be distributed by way of placement to (a) an accredited investor, (b) an expert investor, (c) an institutional investor, or (d) any other person that is not an individual (as such terms are defined under the SFA).

Operational Information

35.	ISIN:	XS2262826378
36.	Common Code:	226282637
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	English.
41.	Service of Process (Condition 15(c)):	ADB irrevocably appoints Law Debenture Corporate Services Limited at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

0042509-0000657 HKO1: 2001314757.7

Risk Factors

There are certain special risks associated with investing in the Notes. For a discussion of additional matters that should be considered by you before investing in the Notes, see "Risk Factors" beginning on page 11 in the Prospectus.

The Renminbi is not completely freely convertible; there are significant restrictions on remittance of Renminbi into and outside the People's Republic of China ("PRC") which may adversely affect the liquidity of Renminbi Notes

Renminbi is not completely freely convertible at present. The PRC government continues to regulate conversion between the Renminbi and foreign currencies despite the significant reduction over the years by the PRC government of control over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions under current accounts. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally only permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities in a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually.

Although starting from 1 October 2016, the Renminbi has been added to the Special Drawing Rights basket created by the International Monetary Fund and policies further improving accessibility to Renminbi to settle cross-border transactions in foreign currencies were implemented by the People's Bank of China ("PBOC") in 2018, there is no assurance that the PRC government will continue to liberalise control over cross border remittance of Renminbi in the future or that new regulations in the PRC will not be promulgated in the future which have the effect of restricting or eliminating the remittance of Renminbi into or outside the PRC. In the event that funds cannot be repatriated outside the PRC in Renminbi, this may affect the overall availability of Renminbi outside the PRC and the ability of ADB to source Renminbi to finance its obligations under the Notes.

There is only limited availability of Renminbi outside the PRC, which may affect the liquidity of the Notes and ADB's ability to source Renminbi outside the PRC to service the Notes

As a result of the restrictions by the PRC government on cross-border Renminbi fund flows, the availability of Renminbi outside the PRC is limited.

While the PBOC has entered into agreements on the clearing of Renminbi business with financial institutions in a number of financial centres and cities (the "RMB Clearing Banks"), including but not limited to Hong Kong (the "Settlement Agreements"), and are in the process of establishing Renminbi clearing and settlement mechanisms in several other jurisdictions, the

13

current size of Renminbi-denominated financial assets outside the PRC is limited. Renminbi business participating banks do not have direct Renminbi liquidity support from PBOC. The relevant RMB Clearing Bank only has access to onshore liquidity support from the PBOC for the purpose of squaring open positions of participating banks for limited types of transactions. The relevant RMB Clearing Bank is not obliged to square for participating banks any open positions resulting from other foreign exchange transactions or conversion services and the participating banks will need to source Renminbi from outside the PRC to square such open positions.

Although it is expected that the offshore Renminbi market will continue to grow in depth and size, its growth is subject to many constraints as a result of PRC laws and regulations on foreign exchange. There is no assurance that new PRC regulations will not be promulgated or the settlement agreement will not be terminated or amended in the future which will have the effect of restricting availability of Renminbi outside the PRC. The limited availability of Renminbi outside the PRC may affect the liquidity of the Notes. To the extent ADB is required to source Renminbi in the offshore market to service the Notes, there is no assurance that ADB will be able to source such Renminbi on satisfactory terms, if at all.

Investment in the Notes is subject to exchange rate risks

The value of the Renminbi against the U.S. dollar, Hong Kong dollar and other foreign currencies fluctuates and is affected by changes in the PRC and international political and economic conditions and by many other factors. Subject to Condition 7(i) of the Terms and Conditions of the Notes as amended by paragraph 3(iv) of this Pricing Supplement, ADB will make all payments of interest and principal with respect to the Notes in Renminbi. As a result, the value of these Renminbi payments may vary with the prevailing exchange rates in the marketplace. If the value of the Renminbi depreciates against the U.S. dollar, Hong Kong dollar or other foreign currencies, the value of a Noteholder's investment in U.S. dollar, Hong Kong dollar or other applicable foreign currency terms will decline.

Payments in respect of the Notes will only be made to investors in the manner specified in the Notes

Subject to Condition 7(i) of the Terms and Conditions of the Notes as amended by paragraph 3(iv) of this Pricing Supplement, all payments to investors in respect of the Notes will be made solely (i) for so long as the Notes are represented by a Registered Global Note held with the common depositary for Euroclear and Clearstream, Luxembourg, by transfer to a Renminbi bank account maintained in Hong Kong in accordance with prevailing rules and procedures for Euroclear and Clearstream, Luxembourg, or (ii) for so long as the Notes are in definitive form, by transfer to a Renminbi bank account maintained in Hong Kong in accordance with prevailing rules and regulations. ADB cannot be required to make payment by any other means (including in any other currency or by transfer to a bank account in the PRC).

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Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2020.

Recent Developments

On 22 May 2020, ADB's Board of Governors approved the following with respect to its 2019 reported net income of U.S.$1,530.5 million, after appropriation of guarantee fees to the special reserve:

<ol type="a">
U.S.$461.2 million representing adjustments for the net unrealized gains for the year ended 31 December 2019, be added to the cumulative revaluation adjustments account;
U.S.$615.7 million be allocated to the ordinary reserve;
U.S.$259.5 million be allocated to the Asian Development Fund;
U.S.$130.0 million be allocated to the Technical Assistance Special Fund;
U.S.$30.0 million be allocated to the Regional Cooperation and Integration Fund;
U.S.$24.0 million be allocated to the Climate Change Fund; and
U.S.$10.0 million be allocated to the Asia Pacific Disaster Response Fund.

On 1 September 2020, Ashok Lavasa succeeded Diwakar Gupta as Vice-President for Private Sector Operations and Public-Private Partnerships.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

0042509-0000657 HKO1: 2001314757.7

ASIAN DEVELOPMENT BANK



By: _____
      Name: MARIA A. LOMOTAN
      Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary
Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

As to English law

Allen & Overy
9th Floor
Three Exchange Square
Central
Hong Kong, China

TERMS AGREEMENT NO. 1202-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

CNY48,000,000 2.50 per cent. Notes due 1 December 2025

27 November 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

Merrill Lynch International (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its CNY48,000,000 2.50 per cent. Notes due 1 December 2025 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), at 12:00 p.m., (Hong Kong time) on 1 December 2020 (the "Settlement Date") at an aggregate purchase price of CNY48,000,000 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (as amended through the date hereof, the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of 30 November 2020 (the "Payment Instruction Date", which is a business day (being a day on which banks and foreign exchange markets are open for general business in Beijing, New York, Hong Kong and London) prior to the Settlement Date) and the Settlement Date.

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The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that its warranties set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Payment Instruction Date and the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager on the Payment Instruction Date of the document referred to in Section 6(c)(i) of the Standard Provisions dated the Payment Instruction Date. The Manager hereby waives its right to receive each of the documents described in paragraphs (ii) through (iv) inclusive in Section 6(c) of the Standard Provisions and agrees that Sections 6(a) and 6(b) of the Standard Provisions shall not apply, *provided* that (A) there having been delivered to the Manager on or before the Payment Instruction Date a copy of an authorization from ADB to Citibank, N.A. (the "Global Agent") to authenticate and deliver the Notes in registered global form (the "Registered Global Note") to Citibank Europe plc as common depositary for Euroclear Bank SA/NV ("Euroclear") and Clearstream Banking S.A. ("Clearstream, Luxembourg"); and (B) the Manager on the Payment Instruction Date in respect of the Notes shall have received a certificate of an officer authorised by ADB to deliver such certificate, dated the Payment Instruction Date, to the effect that (i) the representations and warranties of ADB contained in the Standard Provisions are true and correct at the Payment Instruction Date as though made at and as of such date and will be true and accurate as of the Settlement Date, (ii) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

ADB certifies to the Manager that, as of the Payment Instruction Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as

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follows: the issue price of 100 per cent. For the avoidance of doubt, the aggregate purchase price shall be CNY48,000,000.

2.   Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3.   ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.   In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   The Manager acknowledges that such appointment is limited to this particular issue of the Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of the Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.   Recognition of the U.S. Special Resolution Regimes:

        a.   In the event that the Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of the Standard Provisions and this Terms Agreement, and any interest and obligation in or under the Standard Provisions and this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Standard Provisions and this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

        b.   In the event that the Manager that is a Covered Entity or a Covered Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Standard Provisions

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and this Terms Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Standard Provisions and this Terms Agreement were governed by the laws of the United States or a state of the United States.

"Covered Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"Covered Entity" means any of the following:

(i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

7. The following selling restrictions will replace the relevant selling restrictions set out in Exhibit G to the Standard Provisions in their entirety:

"United Kingdom. The Manager represents, warrants and agrees that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.";

"People's Republic of China. The Manager represents and agrees that the Notes are not being offered or sold and may not be offered or sold, directly

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or indirectly, in the mainland People's Republic of China, except as permitted by the securities laws of the mainland People's Republic of China.";

"Japan. The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the "FIEA"), and the Manager represents and agrees that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.";

"Hong Kong. The Manager represents, warrants and agrees that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made under the SFO; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the "C(WUMP)O") or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

(b) it has not issued or had in its possession for the purpose of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under the SFO."; and

"Singapore. The Manager agrees that it understands that the Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (the "MAS"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time (the "SFA"), Subdivisions (2) and (3) of

Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

The Manager acknowledges and understands the Notes may only be distributed by way of placement to (a) an accredited investor, (b) an expert investor, (c) an institutional investor, or (d) any other person that is not an individual (as such terms are defined under the SFA)".

8. For purposes hereof, the notice details of each of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 8632-4478
Facsimile: (632) 8632-4120
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the Manager:

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: Syndicate Desk
Telephone: (44) 20 7995 3966
Facsimile: (44) 20 7995 0048
Electronic Mailing
Address: dcm_london@bofa.com

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the

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Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Manager's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

0042509-0000657 HKO1: 2001314756.8

MERRILL LYNCH INTERNATIONAL

By:_____
     Name:
     Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK



By: _____

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer